Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF UNAUDITED EARNINGS PER SHARE
Item 6.

	Three Months Ended
	February 28,
	2010	2009

Weighted average shares outstanding -
Basic	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	2,726

Weighted average shares outstanding -
Diluted	7,054,442	7,057,168

Net Income	$541,554	$124,366

Per share amount
Basic and Diluted	$0.08	$0.02